SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Rent-Way, Inc.

(Name of Issuer)

Common Stock

No Par Value

(Title of Class of Securities)

76009U104

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

__________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 76009U104	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership 39-6220593
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 497,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 497,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON PN

13G

CUSIP No. 76009U104	Page 3 of 6 Page

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 497,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 497,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 76009U104	Page 4 of 6 Pages

Item 1(a).

Name of Issuer

Rent-Way, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices

One RentWay Place

Erie, Pennsylvania  16505

USA

Item 2(a).

Name of Person Filing

Calm Waters Partnership

Richard S. Strong

Item 2(b).

Address of Principal Business Office

c/o Godfrey & Kahn, S.C.

780 N. Water Street

Milwaukee

Wisconsin 53202

Item 2(c).

Citizenship

Calm Waters Partnership is a Wisconsin general partnership

Richard Strong is a U.S. Citizen

Item 2(d).

Title of Class of Securities

Common Stock, No Par Value.

Item 2(e).

CUSIP Number

76009U104

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

13G

CUSIP No. 76009U104	Page 5 of 6 Pages

Item 4.

Ownership

(a)

Amount beneficially owned:

See responses to Item 9 of the cover pages

(b)

Percent of Class:

See responses to Item 11 of the cover pages

 (c)

Number of shares as to which such persons have:

(i)

Sole power to vote or to direct the vote:

See responses to Item 5 of the cover pages.

(ii)

Shared power to vote or to direct the vote:

See responses to Item 6 of the cover pages.

(iii)

Sole power to dispose or to direct the disposition of:

See responses to Item 7 of the cover pages.

(iv)

Shared power to dispose or to direct the disposition of:

See responses to Item 8 of the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.

Identification and Classification of Members of the Group

N/A

13G

CUSIP No. 76009U104	Page 6 of 6 Pages

Item 9.

Notice of Dissolution of Group

N/A

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2005

    /s/ Richard S. Strong

        Richard S. Strong*

Calm Waters Partnership

Dated:  January 17, 2005

By: /s/ Richard S. Strong

        Richard S. Strong

        General Partner*

*Pursuant to previously filed Joint Filing Agreement